UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2002

Commission File No. 000-32899

Trade Wind Communications Limited
(Translation of registrant's name into English)

Level 9, 220 George Street, Sydney, NSW Australia 2000
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

TRADE WIND
COMMUNICATIONS TWC.V

Media Release 6th November 2002

TWC announces agreement for Xpedite to badge FlexML messaging engine for bill presentment & marketing on their network

Sydney Australia. Wednesday 6th November 2002. TradeWind Communications Limited ("TWC.V") and Xpedite Systems ("NASDAQ: PTEK") today announced that they had reached agreement whereby Xpedite will badge the TWC FlexML java/XML messaging engine and its products as a front end to their networks. Xpedite will initially focus on the Flexemessaging high volume bill presentment service EMdirect. Xpedite currently badges TWC's FlexeMedia service for targeted distribution of press releases.

"Flexemessaging's highly innovative and advanced messaging engine FlexML will enable Xpedite to offer customers a fully integrated mass messaging service, independent of the receiving device including fax, email or wireless technology, from their desktop" said Leigh Smart, Associate Vice President, Xpedite Systems, ANZ. "We will start by offering these new services to the Australian market and then intend to make them available for our New Zealand and South East Asian regional clients. If this is successful, we will look to licencing the technology and making it globally available to our clients" he said.

"We are very proud to have Xpedite as a client for FlexML" said Nick Bird, Chairman, TradeWind Communications Ltd. "Electronic distribution of personalised documents is a new growth sector, especially in the area of high volume electronic bill presentment. We look forward to further building our partnership with Xpedite and offering their customers other new products made possible by this new FlexML platform" he said.

FlexML is a technology platform developed by TradeWind Communications. It is a multi (delivery) channel messaging engine. It is XML based, 100% Java, scalable information management platform that can collate, format, merge, repurpose then deliver information to thousands of recipients, independent of the receiving device - fax, email, and wireless technology.

For the Board of Directors

/s/ Nick Bird
Chairman
Trade Wind Communications Limited

This press release contains potential forward-looking statements regarding the Company. The future performance of the Company involves risks and uncertainties that could cause actual results to differ materially. Such risks include competition and pricing pressures, dependence on telecommunication carriers, management of growth, customer turnover, technological change, government regulation, and unauthorised use of technology, systems failures and a variety of stock market risks.

About Trade Wind Communications Limited
Trade Wind Communications Limited (TSX-V:TWC.V and TRDWF. Pink Sheets) is a communications and messaging company operating that has grown from an original base in Australia and has two main business operations: -

a) Flexemessaging Division, a large scale messaging ASP with a leading edge proprietary technology platform, FLEXML, offering fax, email and mobile messaging solutions for electronic billing, marketing etc and other forms of electronic messaging communication

b) Voice and Data Systems, a systems integration provider for decision support systems, emergency services and utilities, network monitoring, large-scale data displays and paging infrastructure etc.

The company has a significant customer base of blue-chip Australian financial institutions and government agencies. Corporate management is located in Sydney.

Trade Wind Communications Limited is listed on TSX Venture Exchange (TSX-V) and trades under the symbol "TWC.V" and trades on the Pink Sheets under the symbol "TRDWF".

For more information please contact

TWC
Mal Hemmerling, Sydney, Australia, (61 2) 9250 8888
Web sites: http://www.flexemessaging.com.au
http://www.tradewind.com.au
http://www.tradecentre.com.au

About Xpedite
Xpedite (www.xpedite.com.au) helps companies manage information distribution to and from their customers through multimedia messaging solutions, including fax, e-mail, voice and wireless services. Similar to the traditional advertising model of using multiple communications channels such as television, radio and print, Xpedite offers customers an integrated approach to efficiently and effectively reach their target audiences. The company's dynamic service offerings include innovative solutions for high-volume, time-sensitive communications, such as bank statements, billing invoices, subscription renewals, promotional offers, and more. Xpedite processed approximately 2 billion messages in 2001 for a global client base that includes almost half of the Fortune 500, and such industry leaders as Boeing, Bank One, JP Morgan Chase, Marriott, Merck, Morgan Stanley, Nippon Life Insurance, and Xerox. Xpedite is a business unit of Ptek Holdings (NASDAQ: PTEK; www.ptek.com) and has sales offices in 30 locations throughout the United States and 25 international offices in 18 countries.

About Ptek Holdings, Inc.
Ptek Holdings, Inc. (NASDAQ: PTEK) is a leading provider of enhanced multimedia group communications services to the global enterprise marketplace. These solutions, which include conferencing, Web collaboration and messaging, are marketed under the Premiere Conferencing and Xpedite brand names. Ptek Holdings corporate headquarters is located at 3399 Peachtree Road NE, The Lenox Building, Atlanta, GA 30326. Additional information can be found at www.ptek.com.

TRADE WIND COMMUNICATIONS LIMITED

Level 9
220 George Street
Sydney, NSW 2000, Australia

NOTICE OF ANNUAL GENERAL MEETING

TO THE MEMBERS:

NOTICE IS HEREBY GIVEN that the annual general meeting of Trade Wind Communications Limited (the "Company") will be held at the offices of the Company at Level 9, 220 George Street, Sydney, Australia on Wednesday, the 18th day of December, 2002 at the hour of 11:30 o'clock in the forenoon (Australia time) (being Tuesday, December 17, 2002 at the hour of 4:30 o'clock in the afternoon, Vancouver time) to transact the usual business of an annual general meeting and for the following purposes:

1. To receive and consider the Report of the Directors to the Members.

2. To receive and consider the financial statements of the Company, together with the auditor's report thereon for the fiscal year ended June 30, 2002.

3. To consider and, if thought fit, to approve an ordinary resolution to set the number of directors at five (5).

4. To elect directors to hold office until the next annual general meeting of the Company.

5. To consider and, if thought fit, to approve an ordinary resolution authorizing the directors of the Company to appoint up to one-third of the number of directors elected either to fill a casual vacancy or as an addition to the existing board of directors.

6. To appoint an auditor for the Company to hold office until the next annual general meeting of the Company.

7. To authorize the directors to fix the remuneration to be paid to the auditor for the Company.

8. To consider and, if thought fit, to approve an ordinary resolution amending the Company's 2000 Stock Option Plan (the "Plan") by increasing the number of shares available under the Plan from 3,699,956 common shares to 6,543,974 common shares.

9. To transact such further or other business as may properly come before the meeting and any adjournment or adjournments thereof.

A Proxy Statement and Information Circular and Proxy Form accompany this Notice of Meeting. These documents provide additional information relating to the matters to be dealt with at the Meeting and form part of this Notice of Meeting.

The share transfer books of the Company will not be closed, but the Board of Directors has fixed November 13, 2002 (Sydney time) (being November 12, 2002 Vancouver time) as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered Shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Proxy Statement and Information Circular.

If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Proxy Form and return the same in the enclosed return envelope provided for that purpose. If you receive more than one Proxy Form because you own shares registered in different names or addresses, each Proxy Form should be completed and returned. The completed form of proxy must be received by the Company or by Pacific Corporate Trust Company by mail or by fax, at any time up to and including 11:30 a.m. on December 16, 2002, Sydney time or 4:30 p.m. on December 15, 2002, Vancouver time or with the Chairman of the Meeting on the date of the Meeting prior to 11:30 a.m. on December 18, 2002, Sydney time or 4:30 p.m. on December 17, 2002, Vancouver time.

You may also vote your shares not later than 48 hours prior to the commencement of the Meeting (or if adjourned or postponed, any reconvening of thereof) through Pacific Corporate Trust Company's Internet or Telephone Voting Services. Internet voting can be completed online at http://www.stocktronics.com/webvote. Telephone voting can be completed by calling 1-888-Tel-Vote (1-888-835-8683). If you choose to vote your shares through the Internet or Telephone Voting Services, you will be required to provide your confidential personal identification number (PIN) specified on the enclosed Proxy Form.

The Chairman of the Meeting has the discretion to accept proxies filed, or votes effected through the Internet or Telephone Voting Services, less than 48 hours prior to the commencement of the Meeting (or, if adjourned or postponed, any reconvening thereof).

Please advise the Company of any change in your address.

DATED at Sydney, Australia, this 15th day of November, 2002.

By Order of the Board of

TRADE WIND COMMUNICATIONS LIMITED

/s/ Malcolm Hemmerling
Malcolm Hemmerling
Chief Executive Officer

TRADE WIND COMMUNICATIONS LIMITED

Level 9
220 George Street
Sydney, NSW 2000, Australia
Telephone: 61-2-9250-8888
Fax: 61-2-9250-8890

PROXY STATEMENT AND INFORMATION CIRCULAR
(As at November 15, 2002 (Sydney time) except as indicated)

MANAGEMENT SOLICITATION

This Proxy Statement and Information Circular is furnished to the shareholders of the Company ("Shareholders") by the Board of Directors of Trade Wind Communications Limited (the "Company") in connection with the solicitation by the Board of Directors of proxies to be voted at the annual general meeting (the "Meeting") of the Shareholders to be held on Wednesday, December 18, 2002 at 11:30 a.m. (Sydney time) (being Tuesday, December 17, 2002 at 4:30 p.m. Vancouver time).

The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy; except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

Reference in this Proxy Statement and Information Circular to "member" or "Shareholder" or "Shareholders" are references to the holder or holders of record of shares of common stock without par value of the Company (the "Common Shares").

This Proxy Statement and Information Circular and the accompanying Proxy Form are being delivered to Canadian and United States intermediaries holding Common Shares on behalf of another person or corporation, and are being mailed on or about November 18, 2002 to all registered Shareholders as of the close of business on November 13, 2002 Sydney time (being November 12, 2002 Vancouver time) (the "Record Date").

VOTING AND REVOCABILITY OF PROXY

Registered Holders of Common Shares are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each Common Share that such Shareholder holds on the Record Date on the resolutions to be acted upon at the Meeting and any other matter to come before the Meeting.

The persons named as proxyholders (the "designated persons") in the enclosed form of proxy were designated by the directors of the Company. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR CORPORATION (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR AND ON BEHALF OF THAT SHAREHOLDER AT THE MEETING, OTHER THAN THE DESIGNATED PERSONS IN THE ENCLOSED FORM OF PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER MAY DO SO BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY.

In order to be voted, the completed form of proxy must be received by Pacific Corporate Trust Company or the office of the Company by mail or by fax, at any time up to and including 11:30 a.m. on December 16, 2002, Sydney time or 4:30 p.m. on December 15, 2002, Vancouver time or with the Chairman of the Meeting on the day of the Meeting prior to 11:30 a.m. on December 18, 2002, Sydney time or 4:30 p.m. on December 17, 2002, Vancouver time.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by an duly authorized officer, or attorney-in-fact for, the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarial copy thereof, should accompany the form of proxy.

A Shareholder who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing (a) executed by that Shareholder or by that Shareholder's attorney-in-fact authorized in writing or, where that Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either (i) to the Company at Level 9, 220 George Street, Sydney, NSW 2000, Australia (Attention: Malcolm Hemmerling) at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof; or in any other manner provided by law. Also, a proxy will automatically be revoked by either (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

IN THE ABSENCE OF ANY INSTRUCTIONS, THE DESIGNATED PERSONS OR OTHER PROXY AGENT NAMED ON THE PROXY FORM WILL CAST THE SHAREHOLDER'S VOTES ON ANY POLL (BALLOT) FOR THE APPROVAL OF ALL THE MATTERS IN THE ITEMS SET OUT IN THE FORM OF PROXY AND IN FAVOR OF EACH OF THE NOMINEES NAMED THEREIN FOR ELECTION AS DIRECTORS.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Proxy Statement and Information Circular, management of the Company knew of no such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from or withholding of the voting of shares on any matter, the shares which are the subject of the abstention or withholding ("non-voted shares") will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

No person has been authorized to give any information or to make any representation other than those contained in this Proxy Statement and Information Circular in connection with the solicitation of proxies and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Proxy Statement and Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Proxy Statement and Information Circular. This Proxy Statement and Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many Shareholders of the Company, as a substantial number of Shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Proxy Statement and Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those common shares will not be registered in the Shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered Shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and Independent Investor Communications Company ("IICC") in Canada. ADP and IICC typically apply a special sticker to proxy forms, mail those forms to the Beneficial Shareholders and Beneficial Shareholders to return the proxy forms to ADP for the United States and IICC for Canada. ADP and IICC then tabulate the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving an ADP proxy or an IICC proxy cannot use that proxy to vote Common Shares directly at the Meeting - the proxy must be returned to ADP or IICC, as the case may be, well in advance of the Meeting in order to have the common shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her Common Shares.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 5,000,000,000 Common Shares without par value, of which 32,719,873 Common Shares are issued and outstanding.

To the knowledge of the directors and senior officers of the Company, the following persons beneficially own shares carrying more than 10% of the voting rights attached to all shares of the Company:
Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares
Frank Favretto	4,169,593	12.74%

(1) 3,566,697 of these shares are owned by Australasian Capital Holding Pty Ltd., an Australian trustee company owned by Frank Favretto and Sharon Favretto, spouse of Frank Favretto and 602,896 of these shares are owned by Australasian Capital Holdings Pty Ltd., ITF The Favretto Superannuation Fund, an Australian fund company, owned by Frank and Sharon Favretto.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed, all of whom are presently members of the Board of Directors.

The shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at five (5). Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Country of Ordinary Residence and Position Held with the Company(1)	Principal Occupation or Employment and, if not an Elected Director, Occupation During the Past Five Years(1)	Approx. No. of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed(2)	Date on which the Nominee became a Director of the Company
MALCOLM HEMMERLING Australia CEO and Director	CEO and Managing Director of the Company; Managing Director of Hemmerling International Pty Ltd. from 1986 to present; CEO of Bob Jane T Marts Pty Ltd. from October 2000 to February 2001 and CEO of Sydney Organizing Committee for the Olympic Games from January 1995 to March 1997	242,813	September 17, 2002
NICHOLAS BIRD Australia Chairman and Director	Chairman of the Company	2,234,703	November 4, 1996
PETER HAWKINS* Australia Non-executive Director	Consultant with Paterson Ord Minnett; Director of Westland Building Society and several other private and unlisted companies	399,562	December 20, 2000
FRANK FAVRETTO* Australia Non-executive Director	Professional investor and director of various private and public companies	4,169,593(3)	June 16, 1999
KEVIN LEVINE* Australia Deputy Chief Executive Officer, Chief Financial Officer and Director	Chief Financial Officer and Deputy Chief Executive Officer of the Company	77,667	May 25, 2001
* Member of Audit Committee

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective nominees.

(2) The information as to shares beneficially owned or over which a Director/nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective nominees as at October 31, 2002, Sydney time (being October 30, 2002, Vancouver time).

(3) 3,566,697 of these shares are owned by Australasian Capital Holding Pty Ltd., an Australian trustee company owned by Frank Favretto and Sharon Favretto, spouse of Frank Favretto and 602,896 of these shares are owned by Australasian Capital Holdings Pty Ltd., ITF The Favretto Superannuation Fund, an Australian fund company, owned by Frank and Sharon Favretto.

The Company does not have an executive committee.

STATEMENT OF EXECUTIVE COMPENSATION

Particulars of compensation paid to:

(a) the Company's chief executive officer ("CEO");

(b) each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; or

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year;

("Named Executive Officer") is set out in the summary compensation table below:
SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary (A$)	Bonus	Other Annual Compen-sation	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compen-sation
Nicholas Bird(1) (former CEO)	2002 2001 2000	$173,983 $145,428 $135,536	Nil Nil Nil	$96,141(2)(3) $78,000(2) (3) $75,283(2)(3)	Nil 701,952(4) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Kevin Levine Deputy CEO and Chief Financial Officer	2002 2001 2000	$168,117 $143,703 $123,623	$50,300 Nil $25,000	$17,528(2)(3) $14,233(2)(3) $10,127(2)	100,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) Nicholas Bird resigned as the Company's President and Chief Executive Officer on September 17, 2002. He remains the Chairman and a Director of the Company. Malcolm Hemmerling was appointed as the Company's Chief Executive Officer on September 17, 2002. The terms of an employment agreement with Mr. Hemmerling have not yet been finalized.

(2) These sums are comprised of superannuation contributions and life insurance premiums.

(3) In addition, this named executive officer is also provided with a fully maintained company vehicle (including all reasonable operation costs).

(4) These options are held by Skyglen Pty Limited, an Australian trustee company controlled by Nicholas Bird and are options forming part of Mr. Bird's contract of employment and which were previously held within Flexemessaging.com prior to the Scheme of Arrangement.

There were no long term incentive plans in place for any Named Executive Officer of the Company during the most recently completed financial year.

Options and SARS of the Named Executive Officers

The following table shows options granted to the CEO or any Named Executive Officer of the Company during the most recently completed financial year.
Name (a)	Securities Under Options/SARs Granted (#) (b)	% of Total Options/SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Kevin Levine Deputy CEO and Chief Financial Officer	100,000	13.33%	Cdn$0.30	Cdn$0.18	March 18, 2007

There following table shows options exercised by the CEO or any Named Executive Officer during the most recently completed financial year.
Name (a)	Securities Acquired on Exercise (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Nicholas Bird (former CEO)	Nil	Nil	701,952/nil	nil/nil
Kevin Levine Deputy CEO and Chief Financial Officer	Nil	Nil	520,000/50,000	nil/nil

There were no options held by the CEO or any Named Executive Officer that were repriced downward during the most recently completed financial year.

There were no defined benefit or actuarial plans in place for any Named Executive Officer during the most recently completed financial year.

Employment Agreement with Trade Wind Group Pty Ltd.

Trade Wind Group Pty Ltd. ("TWG"), a subsidiary of the Company, has entered into an employment agreement with Mr. Bird dated as of March 11, 1999.

The compensation to be provided to Mr. Bird during the term of his agreement is as follows:

(a) an annual salary of A$197,027 exclusive of mandatory superannuation contributions. The salary will be increased annually by a minimum of 5% of the annual salary;

(b) performance based bonuses, if relevant performance criteria, determined by the Board of Directors, TWG and other parent companies from time to time are achieved. A grant of 400,000 options in Flexemessaging at an exercise price of Cdn$1.99 were included in the employment agreement;

(c) life and disability insurance with the insurance proceeds being owned by Mrs. A.J. Bird;

(d) financial tax advice as long as this is done by the Company's or TWG's auditors or financial consultants;

(e) a fully maintained company vehicle (including all reasonable operation costs) or a mutually agreed allowance in lieu; and

(f) the provisioning and costs of a telephone line, fax line and security to the employee's residence including costs of calls.

The initial term of the employment agreement will be for five years and will continue in force thereafter until terminated by either party on two months' notice. Either party may terminate the employment agreement after the expiration of three years, provided six months' written notice is given. TWG may terminate the employment agreement at any time upon the occurrence of certain stated events. If TWG wishes to terminate the employment agreement without giving the required notice, TWG is required to pay Mr. Bird the greater of an amount equal to his annual salary package for the balance of the term or equal to his annual salary package for the last 18 month period of the term.

The employment agreement may also be terminated by either party immediately upon the earlier of any of the following events (individually, a "Termination Event"), in which case TWG must pay Mr. Bird an amount not less than the greater of his salary package for the balance of the term or his salary package for the preceding 12 months:

(a) any person or group of persons associated with each other becoming the beneficial owner, directly or indirectly, of more than 40% of the total issued shares of TWG or any holding company of TWG;

(b) any person or group of persons associated with each other who are principally engaged in a business which is competitive with the business carried on by TWG becoming the beneficial owner, directly or indirectly, of more than 20% of the issued shares of TWG or a holding company of TWG; and

(c) TWG or a holding company of TWG merging with or into another person or selling, assigning, conveying, transferring, leasing or otherwise disposing of all or potentially all of the assets of TWG to any person, or any person merging with or into TWG or a holding company of TWG, in each case pursuant to a transaction in which the issued shares of TWG or a holding company of TWG are converted into or exchanged for cash, securities or other property.

Mr. Bird has agreed during the terms of this employment not to be actively engaged or interested, directly or indirectly, in any capacity whatsoever, in any employment other than in connection with the business conducted by TWG. Mr. Bird has also agreed not to be actively engaged or interested in, directly or indirectly, in any capacity whatsoever, in any employment other than in connection with the business conducted by TWG for one year after the expiry of the employment agreement, except where the agreement is terminated following a Termination Event. Mr. Bird may, however, hold securities in a company or be the beneficiary of a trust, which holds securities in a company, which may carry on business in competition with TWG.

The Company has no compensation committee.

COMPENSATION OF DIRECTORS

Particulars of stock options granted to directors of the Company, other than the Named Executive Officers, during the most recently completed financial year are as follows:

Name of Director	No. of Shares	Exercise Price per Common Share	Date of Grant Expiry Date
Frank Favretto	400,000	Cdn$0.30	March 18, 2007

OTHER COMPENSATION TO DIRECTORS

No other compensation was paid to directors of the Company, other than the Named Executive Officers, during the last completed financial year.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND SENIOR OFFICERS

None of the directors and senior officers of the Company, proposed nominees for election or associates of such persons is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company and no indebtedness remains outstanding as at the date of this Information Circular.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Save and except the foregoing, or as disclosed elsewhere in this information circular, since July 1, 2001, being the commencement of the Company's last completed financial year, none of the following persons has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries:

1. any director or senior officer of the Company;

2. any proposed nominee for election as a director of the Company;

3. any member holding, directly or indirectly, more than 10% of the voting rights attached to all the shares of the Company; and

4. any associate or affiliate of any of the foregoing persons.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of BDO Nelson Parkhill, Chartered Accountants, of Sydney, Australia, as auditor of the Company to hold office until the close of the next annual general meeting of the Company. It is proposed that the remuneration to be paid to the auditor of the Company be fixed by the Board of Directors.

BDO Nelson Parkhill were first appointed auditor of the Company in 1995.

MANAGEMENT CONTRACTS

There are no management functions of the Company or a subsidiary thereof which are to any substantial degree performed by a person other than the directors or senior officers of the Company or a subsidiary thereof.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Amendment to Stock Option Plan

Shareholder approval as evidenced by a majority of the votes cast at the Meeting by "disinterested shareholders" will be sought to approve an amendment to the 2000 Stock Option Plan (the "Plan") by increasing the amount of stock options available from 3,699,956 common shares to 6,543,974 common shares in the capital stock of the Company. All other terms and conditions of the Plan shall remain the same.

Under TSX Venture Exchange Listings Policy 4.4, a disinterested shareholder vote is required if more than 10% of the number of outstanding shares of the Company could be reserved for options to insiders or issued to insiders within a one-year period. A disinterested shareholder vote is also required if more than 5% of the number of outstanding shares could be issued upon exercise of options to any one insider in a one-year period.

Under TSX Venture Exchange Listings Policy 4.4, "disinterested shareholders" are shareholders entitled to vote at a meeting of the Company other than:

(a) insiders of the Company to whom shares may be issued pursuant to the stock option plan; and

(b) "associates" of persons referred to in (a).

For the purpose of such resolutions, 8,063,986 shares held by insiders of the Company and their associates will not be counted in the voting.

A copy of the Plan is available for review at the offices of the Company at Level 9, 220 George Street, Sydney NSW 2000, Australia or at Clark, Wilson, the registered offices of the Company, at Suite 800 - 885 West Georgia Street, Vancouver, British Columbia during normal business hours up to and including the date of the Meeting.

Appointment of Additional Directors

The By-laws of the Company provide that the directors may only appoint additional directors between general meetings with the approval of the shareholders. Accordingly, the Shareholders of the Company are being asked to approve the following ordinary resolution:

"BE IT RESOLVED as an ordinary resolution that the Directors of the Company are hereby authorized to appoint additional directors equal in number to up to one-third of the number of directors elected either to fill a casual vacancy or as an addition to the existing board of directors."

The management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

By Order of the Board of
TRADE WIND COMMUNICATIONS LIMITED

Per: /s/ Malcolm Hemmerling
Malcolm Hemmerling,
Chief Executive Officer

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

TRADE WIND COMMUNICATIONS LIMITED

TO BE HELD AT THE OFFICES OF THE COMPANY AT LEVEL 9, 220 GEORGE STREET, SYDNEY, AUSTRALIA ON WEDNESDAY, DECEMBER 18, 2002, AT 11:30 AM (SYDNEY TIME) (BEING TUESDAY, DECEMBER 17, 2002 AT 4:30 PM VANCOUVER TIME)

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Malcolm Hemmerling, the Chief Executive Officer and a Director of the Company, or failing him, Kevin Levine, the Deputy Chief Executive Officer, Chief Financial Officer and a Director of the Company, or in the place of the foregoing, ______________________________ (print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.
		For	Withhold
1.	Appointment of BDO Nelson Parkhill as auditor of the Company	___	_____

2.	To authorize the Directors to fix the remuneration to be paid to the auditor of the Company	___	_____

3.	To determine the number of Directors at five (5)	___	_____

4.

To approve an ordinary resolution authorizing the directors of the Company to appoint up to one-third of the number of directors elected either to fill a casual vacancy or as an addition to the existing board of directors

5.	To approve an ordinary resolution amending the Company's 2000 Stock Option Plan	___	_____

		For	Withhold
6.	Election of Directors

	To elect Nicholas Bird as a Director	___	_____
	To elect Peter Hawkins as a Director	___	_____
	To elect Frank Favretto as a Director	___	_____
	To elect Kevin Levine as a Director	___	_____
	To elect Malcolm Hemmerling as a Director	___	_____

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________________

DATE SIGNED: ___________________________

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS AND OPTIONS FOR VOTING

Telephone voting: 1-888-Tel-Vote (1-888-835-8683)	Internet voting: www.stocktronics.com/webvote	Voting by mail:
		Pacific Corporate Trust 10th Floor, 625 Howe St. Vancouver, B.C. V6C 3B8 Fax: 604.689.8144	Trade Wind Communications Limited Level 9, 220 George Street Sydney NSW 2000, Australia Fax: 612.9250.8890

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "PACIFIC CORPORATE TRUST COMPANY" or "THE COMPANY", by mail or by fax, at any time up to and including 11:30 a.m. on December 16, 2002, Sydney time or 4:30 p.m. on December 15, 2002, Vancouver time or with the Chairman of the Meeting on the day of the Meeting prior to 11:30 a.m. on December 17, 2002, Sydney time or 4:30 p.m. on December 17, 2002, Vancouver time.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. This Proxy is solicited by the Management of the Company.

2. This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5. A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

OR

(b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

Supplemental Mailing List Return Card (National Instrument 54-101)

In accordance with National Instrument 54-101/Communication with Beneficial Owners of Securities of a Reporting Issuer (54-101) and pursuant to the British Columbia Securities Act and Rules:

Any registered shareholder may elect annually to have his or her name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second, and third fiscal quarters. All Registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter; while only Non-registered shareholders entitled to receive an issuer's audited financial statements, pursuant to 54-101, will receive a quarterly report for an issuer's fourth fiscal quarter.

To use electronic methods for communication between issuers and their shareholders, we are requesting that you provide us with your email address.

You may complete an electronic version of this form at: www.pctc.com/servlets/supp_list

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the company's Supplemental Mailing List in respect of its quarterly financial statements.

Name of Company in which you are a shareholder: Trade Wind Communications Limited Must be completed. (Please Print)

Name: __________________________________________

Address: _____________________________________

City/Prov/State/ Postal Code:__________________________

Preferred Method of Communication: Email____Mail____

Signature:_________________________________________ Date:________________

Email Address: ____________

Trade Wind Communications Limited
Annual Report - June 30, 2002

Trade Wind Communications Limited

Report for Year Ended June 30, 2002

Trade Wind Communications Limited
Annual Report - June 30, 2002

Quarterly Report

Form 51-901F
Schedule A

Issuer Details

Name of Issuer	For quarter	Date of Report
Ended
Trade Wind Communications Limited	June 30, 2002	November 15, 2002
Issuer's Address
Level 9, 220 George Street
City Province Postal Code	Issuer Fax No.	Contact Telephone No
Sydney NSW 2000	+61 2 9250 8890	+61 2 9250 8888
Contact Person	Contact's Position	Contact Telephone No
Nick Bird	Chairman	+61 2 9250 8888

Company Web Address	Contact Email Address

www.tradewind.com.au	nbird@tradewind.com.au

Certificate

The three schedules required to complete this Quarterly Report are attached and the disclosure
Contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will
Be provided to any shareholder that requests it.

Director's Signature	Print Full Name	Date Signed
/s Nick Bird	N R Bird	November 15, 2002

Director's Signature	Print Full Name	Date Signed
/s/ Kevin Levine	K B Levine	November 15, 2002

The Company has two divisions:

Voice and Data Systems - recognised as a leading provider of technology solutions in the field of mission critical voice and data communications, paging infrastructure and electronic displays.

Flexemessaging - a multi channel, large-scale messaging, business to business (B2B), Application Service Provider, providing delivery of information via fax, email, SMS and paper on behalf of its high profile customer base.

SCHEDULE A Financial Information

Audited financial statements follow

Trade Wind Communications Limited
Annual Report - June 30, 2002

TO THE SHAREHOLDERS
TRADE WIND COMMUNICATIONS LIMITED

AUDITORS' REPORT

We have audited the balance sheets of Trade Wind Communications Limited as at 30 June 2002 and 2001 and the statements of income and accumulated deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at 30 June 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

15th November, 2002
Sydney, Australia

/s/ BDO International

BDO INTERNATIONAL
CHARTERED ACCOUNTANTS

Trade Wind Communications Limited
Annual Report - June 30, 2002

Consolidated Balance Sheets
(Expressed in Australian Dollars)

	Note	30 June 2002	30 June 2001
Assets		$	$

Current
Cash	5	691,632	1,098,711
Receivables	6	794,201	1,417,174
Inventory	7	165,827	249,485
		1,651,660	2,765,370

Non Current
Capital assets	8	163,499	436,087
Goodwill	9	-	549,697
Other	10	8,284	20,062
		171,783	1,005,846
Total Assets		1,823,443	3,771,216

Liabilities and Shareholders' Equity

Current

Accounts payable	11	2,141,855	2,280,020
Loans payable	14	236,250	-
Deferred Revenue	12	100,455	89,456
		2,478,560	2,369,476

Non Current

Loans payable	14	456,513	657,866
Employee entitlements payable		178,519	185,826
		635,032	843,692

Total Liabilities		3,113,592	3,213,168

Shareholders' Equity
Share Capital	15	1,368,415	1,135,621
Reserves	16	6,326,641	4,452,224
Accumulated deficit		(8,985,205)	(5,029,797)
		(1,290,149)	558,048

		1,823,443	3,771,216

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Approved on behalf of the Board

/s/ N.R. Bird

N R Bird

/s/ K.B. Levine

K B Levine

Trade Wind Communications Limited
Annual Report - June 30, 2002

Consolidated Statements of Income and Accumulated Deficit
(Expressed in Australian Dollars)

	Note	30 June 2002	30 June 2001
		$	$

Sales		5,785,705	12,243,381
Less:
Cost of Goods Sold
Opening inventory		249,485	498,252
Purchases		2,579,974	4,959,788
		2,829,459	5,458,040
Closing inventory		(165,827)	(249,485)
		2,663,632	5,208,555

Gross profit		3,122,073	7,034,826

Expenses		6,325,886	6,934,746
(Loss)/profit from Operations	17	(3,203,813)	100,080

Other income/(expenditure):
Profit from Sale of Product Line	3	-	1,593,414
Reorganisation costs	4	-	(40,942)
Interest paid
- leases		-	(158)
- loans		(84,940)	(107,444)
Interest received		15,395	36,575

(Loss)/profit for the year before tax		(3,273,358)	1,581,525

Income tax expense	18	-	-

Net (loss)/profit after tax before amortization of goodwill and non controlling interests		(3,273,358)	1,581,525

Goodwill Impairment		(682,050)	(18,687)

Net (loss)/profit		(3,955,408)	1,562,838

Accumulated deficit at the beginning of the year		(5,029,797)	(6,592,635)

Accumulated deficit at the end of the year		(8,985,205)	(5,029,797)

Basic and fully diluted (loss)/earnings per share		(0.19)	0.09

Weighted average number of shares on issue		20,682,265	16,657,159

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Trade Wind Communications Limited
Annual Report - June 30, 2002

Consolidated Statements of Cash Flows
(Expressed in Australian Dollars)

	30 June 2002	30 June 2001
	$	$
Cash provided by / (used) in:

Operating Activities
Operations
Net (loss)/profit for the year	(3,955,408)	1,562,838
Items not involving cash:
Amortisation	325,859	248,119
Goodwill Write Off	682,050	-
Gain on sale of Product Line		(1,593,414)
	(2,947,499)	217,543

Increase/(decrease) from changes in:
Accounts receivable	622,973	1,105,872
Inventory	83,658	248,767
Accounts payable and deferred revenue	(127,166)	(4,567,036)
Employee entitlement payable	(7,307)	(47,747)
Income taxes	-	-
	572,158	(3,260,144)
Investing Activities
Investments in:
- Capital and Other assets	(41,493)	(107,754)
	(41,493)	(107,754)
Financing Activities
Loans raised/(repaid)	34,897	(304,826)
Lease liabilities repaid	-	(33,171)
Share Capital	2,107,211	-
Corporate restructuring costs	(132,353)	(446,449)
Proceeds on sale of Product Line	-	1,856,086
	2,009,755	1,071,640

Decrease in cash	(407,079)	(2,078,715)
Cash at beginning of year	1,098,711	3,177,426
Cash at end of year	691,632	1,098,711

Supplementary Information
Interest received	15,395	36,575
Interest paid	(84,940)	(107,602)

Non-cash transactions excluded from the company's investing activities:

Acquisition of subsidiary for shares	-	121,935

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Trade Wind Communications Limited
Annual Report - June 30, 2002

Notes on the Financial Statements

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Organisation

Trade Wind Communications Limited (TWC),("the Company") was incorporated in Bermuda on 30 October 1996. The Company was an inactive holding company prior to the completion of the acquisition of Trade Wind Group Pty Ltd (the Group), as described in Note 2. The Company's principal activity comprises the manufacture and sale of telecommunication equipment and the provision of communication services.

Trade Wind Group was incorporated in Australia on 6 September 1988. Its principal activity comprises the manufacture and sale of telecommunication equipment and the provision of communication services.

On May 25, 2001 the Supreme Court of Bermuda issued its final approval of the exchange proposal between Flexemessaging.com, Inc. ("FLXM") and the Company whereby FLXM has become a wholly owned subsidiary of the Company. The shareholders of both FLXM and the Company previously approved the exchange with the last condition to consummating the transaction being the final approval by the Supreme Court of Bermuda and registration with the Bermudan Registry of Companies.

As a result of this transaction, shareholders of FLXM exchanged their shares for 1.754880714 shares in the Company's Common Stock.

As a result of the transmittal of FLXM shareholders to the Company, the Company merged FLXM into a newly formed Bermudan subsidiary of Trade Wind Communications Limited, Flexe Acquisition Ltd. Flexe Acquisition Ltd, is the surviving company and succeeds to all the business, properties, assets and liabilities of FLXM. FLXM has been dissolved in Idaho. The Company issued 2,456,832 shares at C$0.30 to shareholders in FLXM to effect this transaction.

These financial statements are stated in Australian dollars and have been prepared in accordance with generally accepted accounting principles in Canada applicable to a going concern.

These financial statements present comparative figures for the Group for the years ended 30 June 2002 and 30 June 2001.

b. Ability to Continue as a Going Concern

While the consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, the occurrence of significant losses in the current year and the deterioration in the Company's working capital raises substantial doubt about the validity of the assumption. If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

The Company's continued existence as a going concern is dependant upon its ability to continue to obtain adequate financing arrangements and to achieve profitable operations. Management's plans in this regard are to obtain sufficient equity or debt financing to enable the Company to direct greater sales and marketing resources into rapid implementation of EMdirectTM to gain a significant share of emerging markets for electronic messaging; In addition the Company will use funds to develop global licensing and/or partnering arrangements with emphasis on potential partners currently in the essential mail market.

Trade Wind Communications Limited
Annual Report - June 30, 2002

Notes on the Financial Statements

c. Principles of Consolidation

The consolidated accounts comprise the accounts of Trade Wind Communications Limited and all of its controlled entities. A controlled entity is any entity controlled by Trade Wind Communications Limited. Control exists where Trade Wind Communications Limited , and previously, Trade Wind Group Pty Ltd has the capacity to dominate the decision making in relation to the financial and operating policies of another entity so that the other entity operates with Trade Wind Communications Limited to achieve the objectives of Trade Wind Group Communications Limited.

d. Goodwill

Goodwill is recorded initially at the amount by which the purchase price for a business or for ownership interest in a controlled entity exceeds the fair value attributed to its net tangible assets at date of acquisition. Goodwill is amortised on a straight-line basis over a period of 3 years. The balances are reviewed annually for impairment and any balance representing future benefits, the realisation of which is considered to be no longer probable, is written off.

e. Inventories

Inventories are measured at the lower of cost and net realisable value. Costs are assigned on a first-in first-out basis and include direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenses.

f. Income Tax

The Company follows the liability method in accounting for income taxes which requires the Company to recognize future tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, future tax liabilities and assets are determined based on the temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

g. Capital Assets

Capital assets are recorded at cost. Amortisation is provided on owned plant and equipment at rates between 4% and 36% using either the straight line or diminishing balance method. Leased assets are amortised over the term of the lease. Trademarks and customer lists are amortised on a straight line basis over 5 years.

h. Research and Development

Research and Development expenditures are expensed as incurred unless recoverability of these costs is assured beyond reasonable doubt, in which case development expenditure is deferred and amortised on a straight line basis over the period in which the related benefits are expected to be realised.

i. Employee Benefits

Provision is made in respect of the Group's liability for annual leave and long service leave at the balance sheet date. Long service leave is accrued in respect of all employees.

Trade Wind Communications Limited
Annual Report - June 30, 2002

Notes on the Financial Statements

Contributions are made by the group to an employee superannuation fund and are charged as expenses when incurred. The economic entity has no other legal obligation to provide benefits to employees on retirement.

j. Revenue Recognition

Sales revenue on contracts is recognised on a percentage of completion basis but finalisation, at which point all associated costs are billed, is subject to acceptance of the operational capability and confirmation of installation by the customer. Until such time, accumulated costs (after progress billings) are held in Work in progress (refer Note 7).

k. Foreign Currency Transactions and Balances

Foreign currency transactions during the period are converted to Australian currency at the rates of exchange applicable at the dates of transactions. Amounts receivable and payable in foreign currencies at balance date are converted at the rates of exchange ruling at that date.

The gains and losses from conversion of assets and liabilities, whether realised or unrealised, are included in operating profit before income tax as they arise.

The Australian and Canadian dollar exchange rates at the balance sheet date and the average exchange rates for each period under review were as follows ($1 Australian =):
30 June 2002	0.855
1 July 2001 - 30 June 2002	0.811
30 June 2001	0.773
1 July 2000 - 30 June 2001	0.830

l. Financial Instruments

The Company's and the Group's financial instruments consist of cash, receivables, accounts payable, loans payable, lease obligations and employee entitlements payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

m. Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. The assets that required management to make significant estimates and assumptions in determining carrying values include plant and equipment and all other non-current assets.

n. Stock Based Compensation

No compensation expense is recognized for stock options or warrants granted to employees, directors and consultants. Any consideration received on the exercise of stock options and warrants or the purchase of stock is credited to share capital.

Trade Wind Communications Limited
Annual Report - June 30, 2002

Notes on the Financial Statements

o. Earnings/(loss) per share

Earnings/(loss) per share is computed by dividing net profit / (loss) by the weighted average number of common shares outstanding. The weighted average number of common shares outstanding during the year reflects the amount of time specific shares were outstanding during the year.

NOTE 2: ACQUISITION OF GROUP

On 16 June 1998 Trade Wind Communications Limited entered into a business combination agreement with Flexemessaging.com Inc. (previously Siler Ventures Inc.) and Atlantic International Capital Holdings Ltd. ("Atlantic") to complete a reverse takeover of Flexemessaging.com Inc and a financing of US$3,660,000. This transaction was completed on 26 March 1999, and has been accounted for as a reverse take-over.

Flexemessaging.com Inc is incorporated under the laws of Idaho. Its shares are traded on the Over the Counter Bulletin Board market but are not registered with the US Securities and Exchange Commission or the securities commission of any state.

In summary, Flexemessaging.com Inc acquired the operating assets of TWC in exchange for 8,800,000 shares of Flexemessaging.com Inc's common stock. The financial position of Siler Ventures Inc. as at 26 March 1999 is summarised as follows:

$
Tangible Assets Liabilities	-
Liabilities	-

On May 25, 2001 the Supreme Court of Bermuda issued its final approval of the exchange proposal between Flexemessaging.com, Inc. ("FLXM") and the Company whereby FLXM has become a wholly owned subsidiary of the Company. The shareholders of both FLXM and the Company previously approved the exchange with the last condition to consummating the transaction being the final approval by the Supreme Court of Bermuda and registration with the Bermudan Registry of Companies being satisfied on 18 October 2001.

The Company merged FLXM into a newly formed Bermudan subsidiary of Trade Wind Communications Limited, Flexe Acquisition Ltd. Flexe Acquisition Ltd, is the surviving company and succeeds to all the business, properties, assets and liabilities of FLXM. FLXM has been dissolved in Idaho. The Company issued 2,456,832 shares at C$0.30 to shareholders in FLXM to effect this transaction.

Trade Wind Communications Limited
Annual Report - June 30, 2002

Notes on the Financial Statements

NOTE 3: SALE OF PRODUCT LINE

With effect from March 9, 2001, the Company has sold and transferred the ongoing sales and support within the Voice and Data Division, of IPC financial trading systems (voice dealing room turrets) and the support of financial market customers currently using the VBand Viax Systems to IPC Australia Pty Limited. The sale consisted of the Company giving up it's right to the distribution of the product in the financial markets area, transferring staff related to the product market with their entitlements, the sale of stock on hand and the assignment of service/maintenance agreements of customers in relation to the same market area. The Company will continue to sell the product in the emergency services and public safety markets.

NOTE 4: REORGANISATION COSTS

Management undertook a plan of reorganisation in order to align the Flexmessaging Division with the future strategic direction of the Company.

In connection with this plan the Company signed an exclusive agreement on December 2, 1999, with Premiere Information Systems Pty Ltd ("Premiere"), a subsidiary of Premiere Technologies Inc., a communications company based in Atlanta, Georgia whereby the Company has outsourced the delivery of its fax traffic to the Premiere network. This agreement provides for Premiere to transmit all fax broadcast traffic for the Company for a period of 12 to 24 months subject to certain service and pricing criteria. The customer bases in the UK, Canada, the USA, Switzerland and Singapore (representing the discontinued and/or outsourced service) will now be serviced by Premiere with the Company receiving a commission on revenues generated over the next 24 months following the execution of the agreement.

Flexemessaging still provides enhanced fax and email broadcast services to their existing customers. The Company is still billing the remaining customers that have not been affected and the manner in which they transact with the Company is unaltered.

As a result, with effect from December 1, 1999 all expenses in respect of network operations (leased network backbone circuit expenses, facilities management, software and hardware expenses and maintenance, network staff resources) was discontinued.

As at 30 December 2000, an amount of $40,942 remained outstanding from the UK customer base. The closure of the UK office as a result of the outsourcing of the delivery network to Premiere made it difficult to recover some of the debts and as a result the balance outstanding was written off. Reorganisation costs have been charged to the Consolidated Statement of Income and Accumulated Deficit as follows:

	30 June 2002	30 June 2001
	$	$
Fax delivery network closure	-	40,942
	-	40,942

Trade Wind Communications Limited
Annual Report - June 30, 2002

Notes on the Financial Statements
(Expressed in Australian Dollars)

30 June 2002	30 June 2001
$	$

NOTE 5: CASH

Cash at bank and on deposit	689,782	1,096,411
Cash on hand	1,850	2,300
	691,632	1,098,711

NOTE 6: RECEIVABLES

Trade debtors	730,351	1,088,931
Other debtors	63,850	328,243
	794,201	1,417,174

In September 1997, the company arranged a working capital-based facility with Scottish Pacific Business Finance Limited (SPBF) in respect of the Australian domiciled customers of FlexiFax Global Services. This has been collateralized by a charge over the assets of Trade Wind Marketing Pty Ltd as well as guarantees by Trade Wind Group Pty Ltd and its subsidiaries.

NOTE 7: INVENTORY

Finished goods	165,827	235,485
Work in progress	-	14,000
	165,827	249,485

NOTE 8: CAPITAL ASSETS

Plant and Equipment - at cost	1916,311	2,135,707
Less accumulated amortisation	(1,752,812)	(1,699,620)
	163,499	436,087

Trade Wind Communications Limited
Annual Report - June 30, 2002

Notes on the Financial Statements
(Expressed in Australian Dollars)

30 June 2002	30 June 2001
$	$

NOTE 9: GOODWILL

Goodwill	-	741,652
Less accumulated amortisation	-	(191,955)
	-	549,697

On May 25, 2001 the Supreme Court of Bermuda issued its final approval of the exchange proposal between Flexmessaging.com, Inc. ("FLXM") and the Company whereby FLXM has become a wholly owned subsidiary of the Company. The shareholders of both FLXM and the Company previously approved the exchange with the last condition to consummating the transaction being the final approval by the Supreme Court of Bermuda and registration with the Bermudan Registry of Companies which was granted on October 18, 2001. (See Note 2).

Goodwill arising from this transaction amounted to $682,050 and has been calculated as follows:

Current Assets
Fixed Assets
Liabilities Assumed

Pro-rata share of fair value of net liabilities acquired

Opening Balance
Costs incurred on exchange proposal*
Goodwill
Accumulated amortization

Goodwill impairment

549,697 132,353 682,050 - 682,050 (682,050) -	1,033,242 96,933 (1,252,110) 121,935 - 446,449 568,384 (18,687) 549,697 - 549,697

The Company has performed an impairment test of its goodwill and determined that goodwill has been impaired in the amount of $682,050. The goodwill impairment for the year ended June 30, 2002 has been reflected in the Consolidated Statement of Income and Accumulated Deficit.

These are costs that were incurred in the current fiscal year in relation to the exchange proposal.

NOTE 10: OTHER NON CURRENT ASSETS

Trademarks, customer lists	48,480	48,480
Less accumulated amortisation	(40,196)	(28,418)
	8,284	20,062

NOTE 11: ACCOUNTS PAYABLE

Trade creditors - general	1,456,806	1,604,460
Sundry creditors and accruals	482,620	485,869
Employee entitlements	202,429	189,691
	2,141,855	2,280,020

Trade Wind Communications Limited
Annual Report - June 30, 2002

Notes on the Financial Statements
(Expressed in Australian Dollars)

30 June 2002	30 June 2001
$	$

NOTE 12: DEFERRED REVENUE

Deferred revenue comprises customer deposits and unearned maintenance revenue. Customer deposits represent revenue received in advance of completion of the project. The revenue is recognised on a percentage of completion basis, however finalisation is subject to acceptance of the operating capability and confirmation of installation by the customer.

Unearned maintenance revenue represents revenue received in advance of the period covered by the maintenance agreement. The revenue is recognised evenly over the period covered by the maintenance agreement.

NOTE 13: LEASE LIABILITIES

Operating Lease Commitments

Non-cancellable operating leases contracted for but not capitalised in the accounts

Payable
- not later than one year	215,278	283,089
- later than 1 year but not later than 2 years	323,075	29,202
- later than 2 years but not later than 3 years	278,721	10,014
- later than 3 years but not later than 4 years	258,801	-
- later than 4 years but not later than 5 years	259,410	-
	1,335,285	322,305

Trade Wind Communications Limited
Annual Report - June 30, 2002

Notes on the Financial Statements
(Expressed in Australian Dollars)

30 June 2002	30 June 2001
$	$

NOTE 14. LOAN PAYABLE

This includes loans advanced to the Company by Arthur Christopher Walton (former director) and Jennifer Walton and Nicholas Rowland Bird (director) (mortgagees) in the amount of $221,582 and $183,082 respectively. The loans are repayable on dates and in a manner stipulated by the mortagees or on demand if no date or manner prescribed. At the date of this report no manner has been prescribed by the mortgagees. Interest is set at the Australian Bank Overdraft Rate and varies according to fluctuations thereon. The indicative annual interest rate at 30 June 2002 was 8.25%. Arthur Christopher Walton, Jennifer Walton and Nicholas Rowland Bird have entered into an agreement with the Company whereby they have a registered charge over Trade Wind Group Pty Ltd in the event that the Company is unable to settle the outstanding liabilities. In addition they receive a 0.5% premium over the underlying interest rate charged and were paid establishment fees of $2,500 and $3,475 respectively.

NOTE 15: SHARE CAPITAL

	30 June	30 June	30 June	30 June
	2002	2001	2002	2001
	Number of	Number of	$	$
	Shares	Shares
(Expressed in Australian Dollars except for the number of shares)
Authorised:
5,000,000,000 Common shares with a par value of US$0.01
Issued:
Balance, beginning of year	18,499,783	16,042,951	1,135,621	1,085,533
Shares issued under private placement	12,693,203	-	232,794	-
Shares issued under exchange proposal	-	2,456,832	-	50,088
Balance, end of year	31,192,986	18,499,783	1,368,415	1,135,621

Shares placed	Issue date	Issue price per share	Warrants issued	Note
2,066,667	Dec 21, 2001	C$0.12	2,066,667	(i)
2,311,750	Mar 04, 2002	C$0.12	1,845,697	(ii)
1,769,785	Apr 25, 2002	C$0.14	-
1,228,013	Jun 20, 2002	C$0.16	-
2,450,738	To be issued	C$0.16	-
2,866,250	To be issued	C$0.16	1,769,785	(iii)
12,693,203			5,682,149

Trade Wind Communications Limited
Annual Report - June 30, 2002

Notes on the Financial Statements
(Expressed in Australian Dollars)

30 June 2002	30 June 2001
$	$

Note (i) Warrants vest in part every three months after November 23, 2001 in four equal instalments with the first instalment excercisable at C$0.20, the second at C$0.30, the third at C$0.40 and the fourth at C$0.50. Warrants expire on November 23, 2003.

Note (ii) Warrants vest in part every three months after February 28, 2002 in four equal instalments with the first instalment excercisable at C$0.20, the second at C$0.30, the third at C$0.40 and the fourth at C$0.50. Warrants expire on February 28, 2004.

Note (iii) Warrants are excercisable at C$0.20 and vest immediately from the date of issue. Warrants expire 2 years from the date of issue.

On May 25, 2001 the Supreme Court of Bermuda issued its final approval of the exchange proposal between Flexemessaging.com, Inc. ("FLXM") and the Company whereby FLXM has become a wholly owned subsidiary of the Company. The shareholders of both FLXM and the Company previously approved the exchange with the last condition to consummating the transaction being the final approval by the Supreme Court of Bermuda which was granted on October 18, 2001. The exchange agreement provided that the Company exchange 1.754880714 shares of its common stock for each outstanding share of FLXM's common stock as of the record date of October 5, 2000. The Company issued 2,456,832 shares to shareholders in FLXM to effect this transaction.

POOLED SECURITIES
Pooled Shares

a) Pursuant to a voluntary pooling agreement, certain shareholders delivered to Pacific Corporate Trust Company, a total of nil (2001: 1,650,000) common shares to be held in a pool. These pooled shares were released on May 12, 2002.

NOTE 16: RESERVES

Share Premium Account

Balance, beginning of year	4,452,224	4,380,377
Shares issued under exchange proposal	-	71,847
Shares issued under private placement	1,948,362
Less: Cost of capital	(73,945)	-
Balance, end of year	6,326,641	4,452,224

Trade Wind Communications Limited
Annual Report - June 30, 2002

Notes on the Financial Statements
(Expressed in Australian Dollars)

30 June 2002	30 June 2001
$	$

NOTE 17: LOSS/(PROFIT) FROM OPERATIONS

Profit from operations before income tax has been determined after charging:

Amortisation
- owned assets	314,081	162,488
- leased assets	-	55,167
- trademarks, customer lists	11,778	11,777
Bad debts	162,627	68,010

NOTE 18: INCOME TAX EXPENSE

The tax effects of temporary differences that give rise to the Company's future tax assets are as follows:

Tax loss carry forwards	3,927,687	3,085,057
Deferred costs	202,473	128,585
Valuation allowance	(4,130,160)	(3,213,642)
	-	-

The provision for income taxes differs from the amount estimated using the Australian statutory income tax rates as follows:

(Benefit)/Provision at statutory rate	(1,138,733)	531,365
Permanent differences and other	222,215	442,874
Increase/(decrease) in valuation allowance	916,518	(974,239)
	-	-

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgement about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income.

Estimated tax losses available to the group to be carried forward to future years amount to $13,092,289 (2001: $10,283,523). No benefit (if any) of these losses has been recorded in these financial statements. These losses are not subject to an expiry date, however, the benefits of these losses will only be obtained if:

(a) the group derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deduction for the loss to be realised;

(b) the group continues to comply with the conditions for deductibility imposed by law; and

(c) no changes in tax legislation adversely affect the group in realising the benefit from the deduction for the loss.

Trade Wind Communications Limited
Annual Report - June 30, 2002

Notes on the Financial Statements

NOTE 19: DIRECTOR'S EMPLOYMENT CONTRACTS

The Company entered into an employment agreement with Nicholas Rowland Bird on March 11, 1999 requiring minimum annual payment of $228,000. The initial term of the employment agreement will be for five years and will continue in force thereafter until terminated by either party on two months notice. Either party may terminate the employment agreement after the expiration of three years provided six month's written notice is given. The Company may terminate the employment agreement at any time upon the occurrence of certain stated events. If the Company wishes to terminate the employment agreement without giving the required notice, the company is required to pay the affected Executive Officer an amount for the balance of the term or the equivalent of the annual salary package for the preceding 18 month period of the Term, whichever is greater.

NOTE 20: OPTIONS AND OTHER RIGHTS TO PURCHASE SECURITIES

Stock Options

Pursuant to the policies of the TSX Venture Exchange ("TSXV"), the Company may grant incentive stock options to its officers, directors and employees. TSXV policies permit the Company's directors to grant incentive stock options for the purchase of shares of the Company to persons in consideration for services. Stock options must be non-transferable and the aggregate number of shares that may be reserved for issuance pursuant to stock options may not exceed 20% of the issued shares of the Company at the time of granting. The exercise price of stock options is determined by the Board of Directors of the Company at the time of the grant and may not be less than the discounted market price and may not otherwise be less than C$0.10 per share. Options have a maximum term of five years and terminate 90 days following the termination of the optionee's employment, except in the case of retirement, death or disability, in which case they terminate one year after the event. Vesting of options is made at the time of granting of the options at the discretion of the Board of Directors.

Trade Wind Communications Limited
Annual Report - June 30, 2002

Notes on the Financial Statements

A summary of stock options activities for the periods presented is as follows:

	Number	Exercise Price
Outstanding at June 30 1999	1,355,321	C$0.625-C$1.25
Granted	332,800	C$0.625-C$1.25
Cancelled	(227,000)
Outstanding at June 30 2000	1,461,121
Granted	1,819,652	C$0.30
Cancelled	(272,000)
Outstanding at June 30, 2001	3,008,773
Granted	750,000	C$0.30
Cancelled	(518,287)
Outstanding at June 30, 2002	3,240,486

During 2001, the exercise price of all outstanding options was amended to C$0.30, approved by shareholders at the annual general meeting.

As at June 30, 2002 the following share options were outstanding:

No of Options	Date of Issue	Exercise Price	Date of Expiry
595,534 *	August 12, 1997	C$ 0.30	August 12, 2002
21,500 *	May 20, 1998	C$ 0.30	May 20, 2003
36,000 *	September 1, 1998	C$ 0.30	September 1, 2003
146,800 *	February 22, 2000	C$ 0.30	February 22, 2005
100,000 *	April 6, 2000	C$ 0.30	April 6, 2005
1,595,652 *	Feb 5, 2001	C$ 0.30	Feb 5, 2006
745,000 **	March 18, 2002	C$ 0.30	March 18, 2007
3,240,486

* Fully vested

** 25% vesting immediately, 25% vesting in six months from date of issue, 25% vesting in twelve months from date of issue, 25% vesting in eighteen months from date of issue.

NOTE 21: RELATED PARTY TRANSACTIONS

Included in expenses in the consolidated statements of income and accumulated deficit is an amount of $93,555 (2001: $ nil) for the reimbursement of expenses incurred in connection with consulting services provided by a non executive director.

Included in interest paid in the consolidated statements of income and accumulated deficit is an amount of $15,996 (2001: $ 26,630) paid to Nicholas Rowland Bird (director) in connection with the loan payable (see note 14).

Trade Wind Communications Limited
Annual Report - June 30, 2002

Notes on the Financial Statements

NOTE 22: SEGMENTED FINANCIAL INFORMATION

The Company operates two business divisions, Voice and Data Systems and Flexemessaging. Voice and Data Systems is a specialist supplier and integrator of voice communications systems and decision support applications for dealing rooms, emergency services dispatch and similar operations. Flexemessaging operates an enhanced fax broadcast system. It is not considered necessary to show geographic segmented financial information as on a materiality basis, all income has been generated from Australia. Segmented financial information for these two divisions follows:

For the year ending 30 June 2002

	Voice and Data $	Flexemessaging $	Head Office $	Consolidated $
Revenue from external customers	2,120,944	3,664,761	-	5,785,705

Amortisation	29,899	30,182	265,778	325,859

Segment operating loss	(1,188,249)	(739,871)	(1,275,693)	(3,203,813)

Interest expense	(1,101)	(48,165)	(35,674)	(84,940)
Interest revenue	9	-	15,386	15,395
Goodwill writedown	-	-	(682,085)	(682,085)
Net loss before tax	(1,189,341)	(788,036)	(1,978,066)	(3,955,443)

Taxation	-	-	-	-

Net loss after tax	(1,189,341)	(788,036)	(1,978,066)	(3,955,443)

Capital Asset additions	7,489	14,290	19,679	41,458
Identifiable assets	639,631	530,445	934,746	2,104,822

For year ending 30 June 2001

Revenue from external customers	7,312,179	4,931,202	-	12,243,381

Amortisation	70,296	12,950	164,873	248,119

Segment operating profit/(loss)	818,572	205,011	(942,190)	81,393

Interest expense	(1,058)	(53,067)	(53,477)	(107,602)
Interest revenue	77	64	36,434	36,575
Reorganisation Costs	-	(40,942)	-	(40,942)
Sale of Division	1,593,414			1,593,414
Net profit/(loss) before tax	2,411,005	111,066	(959,233)	1,562,838

Taxation	-	-	-	-
Net profit/(loss) after tax	2,411,005	111,066	(959,233)	1,562,838

Capital Asset additions	24,975	35,389	607,526	667,890
Identifiable assets	1,517,415	920,167	1,333,634	3,771,216

Trade Wind Communications Limited
Annual Report - June 30, 2002

Notes on the Financial Statements

NOTE 23: EVENTS SUBSEQUENT TO BALANCE SHEET DATE

After year end subscriptions for placement of funds in the amount of $281,379 were received.

On September 3, 2002 2,556,375 shares were issued to the placees. On October 4, 2002 3,200,000 shares were issued to the placees. On October 4, 2002 1,087,500 shares were issued to the placees. All funds outstanding as at June 30, 2002 in respect of these placements have been received subsequent to year end.

The Company has agreed to enter into a deed and is in the process of finalising legal documentation for the repayment of the loan to Arthur Christopher Walton. The terms of repayment have been agreed at twelve monthly instalments of $16,581 commencing on December 1, 2002. These monthly payments include imputed interest at the fixed rate of 8.75% pa.

The Company appointed Dr Mal Hemmerling as Chief Executive Officer with effect from September 1, 2002 for a three year term. As part of his employment contract, Dr Hemmerling will receive 2 million options vesting over a one, two and three year period. 750,000 of these options are issued subject to performance criteria being satisfied.

Trade Wind Communications Limited
Annual Report - June 30, 2002

SCHEDULE B SUPPLEMENTARY INFORMATION

Securities issued during the period
Shares placed	Issue date	Issue price per share	Warrants issued	Note
2,066,667	Dec 21, 2001	C$0.12	2,066,667	(i)
2,311,750	Mar 04, 2002	C$0.12	1,845,697	(ii)
1,769,785	Apr 25, 2002	C$0.14	-
1,228,013	Jun 20, 2002	C$0.16	-
2,450,738	To be issued	C$0.16	-
2,866,250	To be issued	C$0.16	1,769,785	(iii)
12,693,203			5,682,149

Note (i) Warrants vest in part every three months after November 23, 2001 in four equal instalments with the first instalment excercisable at C$0.20, the second at C$0.30, the third at C$0.40 and the fourth at C$0.50. Warrants expire on November 23, 2003.

Note (ii) Warrants vest in part every three months after February 28, 2002 in four equal instalments with the first instalment excercisable at C$0.20, the second at C$0.30, the third at C$0.40 and the fourth at C$0.50. Warrants expire on February 28, 2004.

Note (iii) Warrants are excercisable at C$0.20 and vest immediately from the date of issue. Warrants expire 2 years from the date of issue.

Authorised Capital at June 30, 2002

5,000,000,000 Common shares with a par value of US$0.01

Issued Capital at June 30, 2002

31,192,986 Common shares with a par value of US$0.01

Summary of Options at June 30, 2002

A total of 3,240,486 incentive stock options were outstanding at June 30, 2002 exercisable at prices of C$0.30. These options expire on the dates that are the earlier of those as set out below and the 30th day following the day on which the optionee ceases to be a director, senior officer or employee of the Company or its related corporations.

No of Options	Date of Issue	Exercise Price	Date of Expiry
595,534 *	August 12, 1997	C$ 0.30	August 12, 2002
21,500 *	May 20, 1998	C$ 0.30	May 20, 2003
36,000 *	September 1, 1998	C$ 0.30	September 1, 2003
146,800 *	February 22, 2000	C$ 0.30	February 22, 2005
100,000 *	April 6, 2000	C$ 0.30	April 6, 2005
1,595,652 *	Feb 5, 2001	C$ 0.30	Feb 5, 2006
745,000 **	March 18, 2002	C$ 0.30	March 18, 2007
3,240,486

Trade Wind Communications Limited
Annual Report - June 30, 2002

** Fully vested

* 25% vesting immediately, 25% vesting in six months from date of issue, 25% vesting in twelve months from date of issue, 25% vesting in eighteen months from date of issue. On August 12, 2002, 595,534 options lapsed.

Shares subject to pooling arrangements

Pursuant to a voluntary pooling agreement, certain shareholders delivered to Pacific Corporate Trust Company, a total of nil (2001: 1,650,000) common shares to be held in a pool. These pooled shares were released on May 12, 2002.

Directors

At June 30, 2002 the directors of the Company were Nicholas Bird, Kevin Levine, Frank Favretto and Peter Hawkins. The officers of the company were Nicholas Bird, Chairman and CEO; Kevin Levine, Deputy CEO and CFO; and Sion Grand, Company Secretary.

Trade Wind Communications Limited
Annual Report - June 30, 2002

SCHEDULE C Results of operations and financial position for the year ended June 30, 2002

Consolidated Results of Operations

The fiscal year ended June 30, 2002 was an extremely volatile year for business generally. This was particularly so for technology focused businesses and companies reliant on discretionary revenue streams.

Events of September 11, the global economic slowdown and the after shocks of the capital markets correction had an inevitable impact on the technology industry, advertising and discretionary spending. TWC has been negatively affected as a result, as is evident by the financial performance for the fiscal year ended June 2002.

Even prior to these events, TWC was aware of its exposure to volatility in discretionary spending and has been refocusing its operations and technology towards high growth and recession proof revenue streams.

Consolidated revenues decreased by 52% to $ 5.8 million for the year ended June 30, 2002, compared to $12.2 million for the year ended June 30, 2001. The decrease was largely attributable to the exit form the call center market and the sale of the financial dealing room business in January 2001 as well as the global market downturn and the September 11 tragedy. Cost of Goods Sold decreased to $ 2.6 million, from $ 5.2 million in the prior year. Cost of Goods Sold as a percentage of revenue increased to 46%, up from 43% in the corresponding period. Expenses reduced 9% to $ 6.3 million from $ 6.9 million in the prior year. Included in expenses for the year ended June 30, 2002 is $ 1.0 million incurred in the development of FLEXMLTM, as compared to $ 0.7 million incurred in the prior year. Goodwill relating to the acquisition of Flexemessaging.com Inc has been written off in the current year in the amount of $ 0.6 million. The net loss from operations before development costs for the year ended June 30, 2002 of $ 2.2 million was reported, as compared to a profit of $ 0.8 million reported for the year ended June 30, 2001. A net loss after development costs and goodwill write off the year ended June 30, 2000 of $ 4.0 million was reported, as compared to a net profit (after an extraordinary gain of $ 1.6 million) reported for the year ended June 30, 2001 of $ 1.6 million.

A detailed explanation of the results by operating division follows.

Flexemessaging

Revenues. Flexemessaging operating revenues decreased 26% to $ 3.7 million for the year ended June 30, 2002 compared with $ 4.9 million for the year ended June 30, 2001. The revenue decrease was mainly due to decreases in discretionary marketing spend. The global and local advertising industry has been subjected to a significant downturn as a result of a global economic slowdown. This has severely impacted revenues as Flexemessaging has significant exposure in the discretionary marketing arena. With regard to international revenues, the company no longer generates revenue from the overseas clients that were transferred to PTEK Holdings Inc ("Premiere") as a result of the outsourcing of the delivery network. Revenues generated from the overseas customer base, now serviced by Premiere, amounted to $ 0.0 million for the year ended June 30, 2002 as compared to $ 0.1 million for the year ended June 30, 2001. In addition, distributor generated revenues decreased to $ 0.17 million in the fiscal year from $ 0.33 generated in the prior year.

Cost of Goods Sold. Cost of goods sold comprises local access charges, leased network backbone circuit expenses, line rental, distributors' commission, software maintenance and support, and domestic, long distance and international termination charges. These are variable costs based on actual volumes. Cost of sales amounted to $ 1.4 million for the year ended June 30, 2002 compared to $ 2.0 million for the prior year. Cost of sales as a percentage of revenue decreased to 38% for the year ended June 30, 2002, compared to 41% for the corresponding period, due to reduced carriage charges negotiated with carriers and improvement in throughput and processing.

Expenses. Expenses consist of expenses associated with staff, premises, communications, travel, group management fees, depreciation and other expenses incurred in running the operation. Total expenses for the year ended June 30, 2002 amounted to $ 3.0 million compared to $ 2.7 million in the corresponding period. The increase in expenses mainly results from additional software development costs of $ 0.6 million incurred in the year ended June 30, 2002 as compared to $ 0.3 million incurred in the year ended June 30, 2001.

Operating Profit. An operating loss of $ 0.7 million was incurred for the year ended June 30, 2002 as compared to an operating profit of $ 0.2 million reported for the year ended June 30, 2001.

Voice and Data Systems Division

Revenues. Revenues consist of sales from systems integration solutions for voice, call centres, electronic display, paging, call recording and data applications. Revenues decreased 71% to $ 2.1 million for the year ended June 30, 2002, from $ 7.3 million for the year ended June 30, 2001. As part of its strategic reorganization, the Company exited the call centre market with effect from June 30, 2001 and the dealing room market with effect from January 2001. The Company successfully sold its voice dealing room turret business to IPC Australia Pty Ltd (IPC). As part of this sale, the Company sold the Voice & Data Systems Division's right to distribute the IPC products in the financial markets area and transferred its ongoing sales and support of IPC financial trading systems in this market, including the VBand systems. Revenues generated for the fiscal year ended June 30, 2001 from call centre activities and dealing room market activities amounted to $ 2.5 million and $ 1.4 million respectively. In addition, revenues were also severely hampered by the global slowdown in economic activity, which has had a major impact on the banking and finance industry to which the Voice and Data Division is exposed.

Cost of sales. Cost of sales consists of the purchase of third party product, necessary to complete the systems integration solution. Cost of sales for the year ended June 30, 2002 amounted to $ 1.2 million compared to $ 3.2 million for the previous 12 months. Cost of sales as a percentage of revenue increased to 64% for the current financial year up from 44% for the year ended June 30, 2001. The reduced percentage for the 2001 fiscal year is a result of recording certain voice systems as net revenue, as opposed to recording gross revenue and associated costs. In addition, results are also subject to changes in the overall revenue mix, where different product groups attract different gross margins.

Total operating expenses. Total operating expenses consist of expenses associated with staff, premises, communications, travel, group management fees, depreciation and other expenses incurred in running the operation. Total operating expenses for the year ended June 30, 2002 amounted to $ 2.0 million compared to $ 3.3 million in the corresponding period.

Operating Profit. An operating loss of $ 1.2 million was incurred for the year ended June 30, 2002 as compared to an operating profit of $ 0.8 million reported for the year ended June 30, 2001.

Liquidity and Capital Resources

The Company has financed its cash requirements for operations and investments in capital assets mainly through equity funding via private placements.

Cash used by operating activities was of $ 2.4 million for the year ended June 30, 2002, compared to $ 3.0 million for the year ended June 30, 2001, mainly as a result of payments to suppliers. Cash used in investing activities, consisting primarily of the purchase of capital assets, amounted to $ 0.04 million for the year ended June 30, 2002, and $ 0.1 million in the corresponding period in 2001.

Cash and equivalents decreased to $ 0.7 million for the year ended June 30, 2002, as compared to $ 1.1 in the previous year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRADE WIND COMMUNICATIONS LIMITED

Date:   November 20, 2002

/s/ Nick Bird
Nick Bird, Chairman